

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Anna Paglia
Chief Executive Officer
Invesco DB Multi-Sector Commodity Trust
Invesco DB Base Metals Fund
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

> **Re: Invesco DB Multi-Sector Commodity Trust**
> **Invesco DB Base Metals Fund**
> **Registration Statement on Form S-3**
> **Filed May 21, 2021**
> **File No. 333-256371**

Dear Ms. Paglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance